SCHEDULE 13G

            Information Statement Pursuant to rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                           MILESTONE SCIENTIFIC, INC.
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    59935P100
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement(X).





                           (Continued of following page(s))
                                    Page 1 of 5 Pages
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                                  SCHEDULE 13G

CUSIP No. 16115Q-10-0                                          Page 2 of 5 Pages
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GINTEL ASSET MANAGEMENT, INC.
                 IRS #06-0871969
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

         Gintel Asset Mgt, Inc. 918,500 shs                   (b)     [X]

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3)       SEC USE ONLY


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4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT

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                               5)     SOLE VOTING POWER

         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         GINTEL ASSET MGT., INC.  918,500  shs.
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH

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9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  918,500 Shares

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10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES *                                                  [ ]

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11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  10.4%

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12)      TYPE OF REPORTING PERSON
                  I.A.
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SCHEDULE 13G


Item 1   (a)      Name of Issuer:  MILESTONE SCIENTIFIC, INC.

                  (b)      Address of Issuer's Principal Executive Offices:
                                      220 SOUTH ORANGE AVENUE
                                      LIVINGSTON, NJ 07039

Item 2   (a)      Name of Person Filing:
                                      GINTEL ASSET MANAGEMENT, INC.

         (b)      Address of Principal Business Office:
                                       6 GREENWICH OFFICE PARK
                                       GREENWICH, CT 06831

         (c)      Citizenship:      CONNECTICUT CORPORATION

         (d)      Title of Class of Securities:  COMMON STOCK $.001 PAR VALUE

         (e)      CUSIP Number: 59935P100

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (e)      (X)      Investment Advisor registered under Section 203 of
the Investment Advisors Act of 1940.

Item 4 Ownership: Robert M. Gintel, Chief Executive Officer and 100% shareholder of Gintel Asset Management, Inc., is also controlling partner of Gintel & Co. Limited Partnership and Gintel-Ray Ltd. Partnership. In addition, Gintel Asset Management, Inc. has discretionary power over the accounts for which it acts as investment advisor. As a result, Gintel Asset Management, Inc. may be deemed to be the beneficial owner of the shares owned by these other entities.

         (a)    Amount Beneficially Owned:  918,500 SHARES

         (b)    Percent of Class:             10.4%

         (c)    Number of Shares as to which such person has:

                1. Sole Power to vote or to direct the vote: 918,500

                2. Shared Power to vote or direct the disposition of: -0-

                3. Sole  Power to dispose  or to direct  the  disposition  of:
                         918,500

                4. Shared Power to dispose or to direct the disposition of: -0-


                                     Page 3

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Item 5   (a) Ownership of Five Percent or Less of a Class: N/A

Item 6   (a) Ownership of More than Five Percent on behalf of Another
             Person:  N/A

Item 7   (a) Identification and Classification of the Subsidiary which acquired the security being reported on by the
             Parent Holding Company:  N/A

Item 8   (a) Identification and Classification of Members of the
             Group:   N/A

Item 9   (a)      Notice of Dissolution of Group:  N/A

Item 10 (a) Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 GINTEL ASSET MANAGEMENT, INC.





                                                 BY: Stephen G. Stavrides
                                                     President



DATE: April 15, 1998